

HYPOTHEKENBANK IN ESSEN AG


03007278

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

**Registered Letter / Advice of Delivery**

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

| Your ref. | Your message | Our ref. | Extension | Essen |
|---|---|---|---|---|
| | | CL | -485 | 20.02.03 |

**File No. 824883 – Essen Hyp's website as of January 31, 2003**

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of January 31, 2003.

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

U. Maierkamp    Frae




SEC MAIL PROCESSING
RECEIVED
FEB 26 2003
WASH. D.C.
165
SECTION

dlw 3/11



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## Investor relations

Essen Hyp: Key competence in capital market business



The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" Pfandbrief, more and more Jumbo and Global Pfandbriefe are being issued.

Essen Hyp is one of the largest issuers of Jumbo Pfandbriefe worldwide.

- Ratings and Analysis
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- 10 successful years in retrospect

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## Investor relations

### Ratings and Analyses

| Ratings | S & P | Moody's | Fitch |
|---|---|---|---|
| Pfandbriefe | | | |
| - public-sector | AAA | Aa1 | AAA |
| - mortgage | not rated | Aa2 | not rated |
| Long-term counterparty rating | BBB+ (outlook negative) | A2 (outlook negative) | A- (outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

- Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
- Moody's — Rating analysis as of June 2002.
- Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

## Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

## Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

### Articles in 2003

- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

### Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

### Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

### Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

### Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

## Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

### Roadshows in Germany:

| Date | Time/Location | Time/Location |
|---|---|---|
| 21.01.2003 | 11.30h Bielefeld | 17.00h Hanover |
| 22.01.2003 | 11.30h Bremen | 17.00h Hamburg |
| 30.01.2003 | 11.30h Cologne | |
| 31.01.2003 | 11.30h Wuppertal | |
| 03.02.2003 | 11.30h Frankfurt | |
| 04.02.2003 | 11.30h Berlin | |
| 05.02.2003 | | 17.00h Erfurt |
| 06.02.2003 | 11.30h Augsburg | 17.00h Nuremberg |
| 07.02.2003 | | 15.00h Schweinfurt |
| 11.02.2003 | 11.30h Essen | 17.00h Dortmund |
| 12.02.2003 | 11.30h Kassel | 17.00h Göttingen |
| 14.02.2003 | 11.30h Kiel | |
| 18.02.2003 | 11.30h Stuttgart | 17.00h Freiburg |
| 19.02.2003 | 11.30h Pforzheim | 17.00h Karlsruhe |
| 20.02.2003 | 11.30h Saarbrücken | 17.00h Mannheim |

Subject to alterations

» Registration form

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## Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

| Figures in Euro m, year-end balance *) | 1987 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | |
| Mortgage loans | 108 | 1,363 | 1,331 | 1,295 | 1,386 | 1,565 | 1,715 | 1,827 | 1,841 | 2,271 | 3,003 |
| Public-sector loans | 603 | 6,607 | 7,409 | 8,282 | 13,505 | 21,675 | 29,389 | 35,873 | 39,810 | 36,097 | 36,841 |
| Bonds and notes **) | 31 | 461 | 589 | 976 | 2,142 | 1,022 | 2,689 | 5,918 | 10,701 | 16,493 | 24,349 |
| Other claims | 0 | 377 | 460 | 491 | 174 | 461 | 672 | 888 | 1,591 | 2,415 | 2,703 |
| **Bonds and notes issued:** | | | | | | | | | | | |
| Mortgage Pfandbriefe | 39 | 867 | 917 | 869 | 977 | 1,176 | 1,219 | 1,087 | 1,078 | 1,272 | 1,305 |
| Public-sector Pfandbriefe | 819 | 6,436 | 8,007 | 8,960 | 14,160 | 21,438 | 30,077 | 38,684 | 48,379 | 47,015 | 54,519 |
| Other bonds and notes / other liabilities | 0 | 1,136 | 1,103 | 1,316 | 2,031 | 2,192 | 3,418 | 4,872 | 5,281 | 9,170 | 12,182 |
| **New lending commitments:** | | | | | | | | | | | |
| Mortgage loans | 135 | 548 | 289 | 166 | 329 | 427 | 266 | 415 | 574 | 1,216 | 1,366 |
| Public-sector loans | 875 | 2,243 | 2,492 | 2,735 | 8,719 | 10,124 | 14,238 | 14,856 | 16,706 | 13,714 | 5,297 |
| Bonds and notes**) | 31 | 161 | 177 | 438 | 1,547 | 1,306 | 2,907 | 4,518 | 6,771 | 12,494 | 16,632 |
| **Capital and reserves:** | | | | | | | | | | | |
| Subscribed capital and reserves***) | 41 | 126 | 141 | 157 | 260 | 265 | 311 | 377 | 454 | 426 | 554 |
| Profit-sharing capital | 0 | 15 | 31 | 36 | 54 | 54 | 129 | 187 | 243 | 255 | 279 |
| Subordinated liabilities | 0 | 0 | 33 | 33 | 130 | 130 | 155 | 189 | 244 | 244 | 298 |
| **Balance-sheet total:** | 1,103 | 8,670 | 10,336 | 11,441 | 17,734 | 25,393 | 35,471 | 45,596 | 55,905 | 58,771 | 69,553 |
| **Net interest and commission income:** | 5.0 | 27.6 | 35.9 | 48.9 | 74.3 | 98.9 | 125.8 | 149.9 | 168.6 | 161.2 | 170.9 |
| **General operating expenses:** | | | | | | | | | | | |
| Personnel expenses | 0.8 | 4.9 | 4.5 | 5.0 | 6.2 | 6.9 | 8.4 | 8.0 | 9.3 | 9.8 | 10.6 |
| Other administrative expenses | 0.7 | 2.6 | 2.4 | 2.6 | 3.7 | 4.6 | 5.9 | 7.1 | 8.2 | 8.9 | 9.5 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 3.2 | 3.4 | 1.9 | 3.3 | 2.2 | 1.6 | 1.5 | 3.2 | 3.5 | 3.4 |
| **Operating result:** | 5.1 | 18.7 | 36.3 | 23.9 | 42.0 | 55.5 | 78.4 | 105.7 | 120.2 | 98.5 | 108.1 |
| **Net income for the year:** | 3.1 | 10.9 | 17.3 | 13.1 | 20.5 | 26.9 | 38.7 | 53.0 | 64.8 | 66.7 | 72.3 |
| **Allocation to revenue reserves:** | 3.1 | 3.6 | 5.1 | 0 | 5.1 | 5.1 | 15.3 | 25.6 | 33.2 | 0 | 0.0 |
| **Total distribution:** | 0.0 | 7.4 | 12.2 | 13.1 | 15.3 | 21.8 | 23.3 | 27.4 | 31.6 | 66.7 | 72.3 |

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

## Credit Research

Overview

### Public-sector Loans

**Breakdown of public-sector cover pool**
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- **Surplus cover**

**Breakdown of new lending commitments**
- by rating
- by borrowers and regions
- by countries
- by risk weighting

### Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

### Non-cover Loans

**Breakdown of non-cover loans (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

**Breakdown of new lending commitments (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

### Derivatives

- Counterparty ratings
- Yield curve distribution

### Ratings

- Overview of ratings

### Code of Conduct

- Outline

### Mortgage Loans

**Breakdown of mortgage portfolio**
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- **Surplus cover**

**Breakdown of non-cover loans**
- Loans with a LTV > 60%

**Breakdown of new lending commitments**
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

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## Public-sector loans

Breakdown of cover pool by rating

| S & P/ Moody's / Fitch | | 31.01.2003 |
|---|---|---|
| Should the rating agencies come to different rating results, the worst rating is taken into account. | | |
| by rating | in Euro m | in % |
| AAA / Aaa / AAA | 20,382 | 40.47 |
| AA+ / Aa1 / AA+ | 7,433 | 14.76 |
| AA / Aa2 / AA | 6,871 | 13.64 |
| AA- / Aa3 / AA- | 2,798 | 5.56 |
| A+/A1/A+ | 1,124 | 2.23 |
| A / A2/ A | 908 | 1.80 |
| A- / A3 / A- | 1,219 | 2.42 |
| BBB+ / Baa1 / BBB+ | 212 | 0.42 |
| BBB- / Ba3 / BBB- | 50 | 0.10 |
| Without rating * | 9,369 | 18.60 |
| **Total** | **50,366** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 4,365 | 8.67 |
| Cities, municipalities, profit organizations and loans guaranteed by municipal authorities | 4,431 | 8.80 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 573 | 1.13 |
| **Total** | **9,369** | **18.60** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 50,366m**

Information as permitted
by banking confidentiality. 31.01.2003

Please click on the different parts of the pie chart for further information.

31.75% Public-sector banks, Private banks and saving banks

8.80% Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

12.50% Loans within the EU

46.95% Federal Government's Special Fund

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 23,648 | 46.95 |
| Public-sector banks and saving banks | 15,991 | 31.75 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 4,432 | 8.80 |
| Loans within the EU | 6,295 | 12.50 |
| **Total** | **50,366** | **100.00** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 50,366 m**

Information as permitted
by banking confidentiality. **31.01.2003**

| Public-sector banks and savings banks | in Euro m |
|---|---|
| Public-sector banks | 13,076 |

| Savings banks in | in Euro m |
|---|---|
| Baden-Wuerttemberg | 344 |
| Bavaria | 89 |
| Bremen | 10 |
| Hamburg | 20 |
| Hesse | 86 |
| Lower Saxony | 490 |
| North Rhine-Westphalia | 1,645 |
| Rhineland-Palatinate | 8 |
| Saarland | 35 |
| Schleswig-Holstein | 141 |
| Mortgage loans guaranteed by the public-sector | 47 |
| **Total** | **15,991** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 50,366 m**

| Information as permitted by banking confidentiality. | 31.01.2003 |
|---|---|
| Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in | in Euro m |
| Baden-Wuerttemberg | 254 |
| Bavaria | 362 |
| Berlin | 14 |
| Brandenburg | 9 |
| Bremen | 159 |
| Hamburg | 286 |
| Hesse | 225 |
| Lower Saxony | 604 |
| Mecklenburg-Western Pomerania | 37 |
| North Rhine-Westphalia | 1,794 |
| Rhineland-Palatinate | 187 |
| Saarland | 114 |
| Saxony | 7 |
| Saxony-Anhalt | 2 |
| Schleswig-Holstein | 369 |
| Thuringia | 9 |
| **Total** | **4,432** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 50,366 m**

| Information as permitted by banking confidentiality. | 31.01.2003 |
|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | in Euro m |
| Federal Government of Germany | 4,053 |
| Federal Government's Special Fund | 1,719 |
| Laender (individual German Federal States) | 17,876 |
| **Total** | **23,648** |



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## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 50,366 m**

| Information as permitted by banking confidentiality. | 31.01.2003 |
|---|---|
| Loans within the EU | in Euro m |
| Public-sector banks in EU member states | 1,060 |
| EU member states | 2,835 |
| EU regional governments | 1,214 |
| EU member states' cities and municipalities | 139 |
| Loans guaranteed by EU member states | 910 |
| EU institutions | 137 |
| **Total** | **6,295** |



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## Public-sector loans

Breakdown of cover pool by countries

| | | 31.01.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Austria | 825 | 1.64 |
| Belgium | 315 | 0.63 |
| EU Institutions | 137 | 0.27 |
| Finland | 51 | 0.10 |
| France | 511 | 1.01 |
| Germany | 44,071 | 87.50 |
| Greece | 750 | 1.49 |
| Italy | 865 | 1.72 |
| Portugal | 310 | 0.62 |
| Spain | 772 | 1.53 |
| Sweden | 119 | 0.24 |
| The Netherlands | 144 | 0.29 |
| The United States* | 127 | 0.25 |
| Other | 1,369 | 2.71 |
| **Total** | **50,366** | **100.00** |

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

## Public-sector loans

Breakdown of cover pool by risk weighting

| | | 31.01.2003 |
|---|---:|---:|
| Risk weighting | in Euro m | in % |
| 0% | 32,243 | 64.01 |
| 10% | 6,536 | 12.98 |
| 20% | 11,587 | 23.01 |
| 100% | 0 | 0.00 |
| **Total** | **50,366** | **100.00** |

## Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 31/01/2003 | 111.52 | -7.86 |
| 31/12/2002 | 111.52 | -8.94 |
| 30/11/2002 | 111.52 | -8.23 |
| 31/10/2002 | 111.52 | -8.23 |
| 30/09/2002 | 111.52 | -8.58 |

## Public-Sector loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (cover pool) with interest rate changes | | Market value (Public-Sector *Pfandbrief*) | Market value (Public-Sector *Pfandbrief*) with interest rate changes | | Surplus cover | | |
|---|---|---|---|---|---|---|---|---|---|
| | | +100 BP | -100 BP | | +100 BP | -100 BP | +100 BP | 0 BP | -100 BP |
| 31.01.2003 | 53,959.98 | 50,917.07 | 57,002.89 | 50,445.44 | 49,148.05 | 51,742.83 | 1,769.02 | 3,514.55 | 5,260.06 |

## Public-sector loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Public-sector *Pfandbriefe* outstanding | Cover | Surplus cover | in % | Bonds and loans not yet serving as cover * | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 31/01/2003 | 49,152.92 | 50,365.79 | 1,212.87 | 2.5 | 219.0 | 0.4 | 2.9 |
| 31/12/2002 | 49,353.27 | 50,477.31 | 1,124.04 | 2.3 | 105.60 | 0.2 | 2.5 |
| 30/11/2002 | 49,272.87 | 50,275.99 | 1,003.12 | 2.0 | 175.50 | 0.4 | 2.4 |
| 31/10/2002 | 50,137.76 | 51,380.30 | 1,242.54 | 2.5 | 56.60 | 0.1 | 2.6 |
| 30/09/2002 | 51,635.61 | 52,759.97 | 1,124.36 | 2.2 | 194.00 | 0.4 | 2.6 |
| 31/08/2002 | 51,754.18 | 52,615.60 | 861.42 | 1.7 | 93.70 | 0.2 | 1.8 |
| 31/07/2002 | 51,926.88 | 53,197.72 | 1,270.84 | 2.4 | 521.96 | 1.0 | 3.5 |
| 30/06/2002 | 53,120.45 | 54,343.48 | 1,223.03 | 2.3 | 190.28 | 0.4 | 2.7 |
| 31/05/2002 | 52,129.00 | 52,928.70 | 799.70 | 1.5 | 333.40 | 0.6 | 2.2 |
| 30/04/2002 | 52,193.89 | 53,370.18 | 1,176.29 | 2.3 | 246.40 | 0.5 | 2.7 |
| 31/03/2002 | 52,058.05 | 53,049.26 | 991.21 | 1.9 | 114.60 | 0.2 | 2.1 |
| 28/02/2002 | 51,320.90 | 52,194.60 | 873.70 | 1.7 | 259.07 | 0.5 | 2.2 |
| 31/01/2002 | 59,986.62 | 51,578.17 | 591.55 | 1.2 | 589.90 | 1.2 | 2.3 |
| 31/12/2001 | 52,857.17 | 54,057.91 | 1,200.74 | 2.3 | 28.71 | 0.1 | 2.3 |
| 30/11/2001 | 50,556.70 | 52,539.98 | 1,983.28 | 3.9 | 108.00 | 0.2 | 4.1 |
| 31/10/2001 | 50,077.38 | 51,321.95 | 1,244.57 | 2.5 | 18.25 | 0.0 | 2.5 |
| 30/09/2001 | 48,429.43 | 50,503.98 | 2,074.55 | 4.3 | 193.66 | 0.4 | 4.7 |
| 31/08/2001 | 48,434.24 | 50,702.67 | 2,268.43 | 4.7 | 159.22 | 0.3 | 5.0 |
| 31/07/2001 | 47,943.44 | 50,240.65 | 2,297.21 | 4.8 | 259.89 | 0.5 | 5.3 |
| 30/06/2001 | 46,462.06 | 49,086.61 | 2,624.55 | 5.6 | 82.49 | 0.2 | 5.8 |
| 31/05/2001 | 46,462.84 | 47,557.00 | 1,094.16 | 2.4 | 151.30 | 0.3 | 2.7 |
| 30/04/2001 | 46,491.81 | 48,364.85 | 1,873.04 | 4.0 | 36.85 | 0.1 | 4.1 |
| 31/03/2001 | 47,107.41 | 48,461.91 | 1,354.50 | 2.9 | 161.00 | 0.3 | 3.2 |
| 28/02/2001 | 48,128.51 | 48,827.83 | 699.32 | 1.5 | 239.03 | 0.5 | 2.0 |
| 31/01/2001 | 48,270.30 | 49,018.78 | 748.48 | 1.6 | 221.44 | 0.5 | 2.1 |

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.



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## Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.01.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 863 | 37.82 |
| AA+ / Aa1 / AA+ | 140 | 6.13 |
| AA / Aa2 / AA | 504 | 22.09 |
| AA- / Aa3 / AA- | 248 | 10.87 |
| A+/A1/A+ | 9 | 0.39 |
| A / A2/ A | 350 | 15.34 |
| A- / A3 / A- | 0 | 0.00 |
| Without rating * | 168 | 7.36 |
| **Total** | **2,282** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 45 | 1.97 |
| Cities, municipalities, profit organizations and loans guaranteed by municipal authorities | 23 | 1.01 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 100 | 4.38 |
| **Total** | **168** | **7.36** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.01.2003

Please click on the different parts of the pie chart for further information.


Loans within the EU
30.72%
25.59%
Public-sector banks,
Private banks and
saving banks
1.01%
Cities, municipalities,
non-profit
organizations and
loans guaranteed by
municipal authorities
42.68%
Federal Government's
Special Fund

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 974 | 42.68 |
| Public-sector banks and saving banks | 584 | 25.59 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 23 | 1.01 |
| Loans within the EU | 701 | 30.72 |
| **Total** | **2,282** | **100.00** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.01.2003**

| Public-sector banks, Private banks and savings banks | in Euro m |
|---|---|
| Public-sector banks and Private banks | 524 |

| Savings banks in | in Euro m |
|---|---|
| Baden-Wuerttemberg | 10 |
| Bavaria | 5 |
| Hesse | 0 |
| Lower Saxony | 0 |
| North Rhine-Westphalia | 45 |
| Schleswig-Holstein | 0 |
| **Total** | **584** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

**31.01.2003**

| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in | in Euro m |
|---|---|
| Baden-Wuerttemberg | 0 |
| Bavaria | 0 |
| Hamburg | 20 |
| Hesse | 0 |
| Lower Saxony | 0 |
| North Rhine-Westphalia | 3 |
| Saxony-Anhalt | 0 |
| Schleswig-Holstein | 0 |
| **Total** | **23** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

by borrower 31.01.2003

| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | in Euro m |
|---|---|
| Federal Government of Germany | 339 |
| Federal Government's Special Fund | 0 |
| Laender (individual German Federal States) | 635 |
| **Total** | **974** |



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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.01.2003

| Loans within the EU | in Euro m |
|---|---|
| Public-sector banks in EU member states | 17 |
| EU member states | 475 |
| EU regional governments | 200 |
| EU member states cities and municipalities | 0 |
| Loans guaranteed by EU member states | 9 |
| EU institutions | 0 |
| **Total** | **701** |



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## Public-sector loans - Breakdown of new lending commitments

by countries

| | | 31.01.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Austria | 17 | 0.74 |
| Belgium | 0 | 0.00 |
| France | 0 | 0.00 |
| Germany | 1,581 | 69.28 |
| Greece | 250 | 10.96 |
| Italy | 325 | 14.24 |
| Portugal | 0 | 0.00 |
| Spain | 0 | 0.00 |
| The Netherlands | 0 | 0.00 |
| Others | 109 | 4.78 |
| **Total** | **2,282** | **100.00** |

## Public-sector loans - Breakdown of new lending commitments

by risk weighting

| | | 31.01.2003 |
|---|---:|---:|
| Risk weighting | in Euro m | in % |
| 0% | 1,481 | 64.90 |
| 10% | 166 | 7.27 |
| 20% | 635 | 27.83 |
| **Total** | **2,282** | **100.00** |



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Credit Research

Risk Report

## Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Authority (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

**Risk management structure - Tasks and responsibilities.** The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

### Management of market and liquidity risks

| | |
|---|---|
| Management of interest rate, liquidity and currency risks | Treasury Department<br>Corporate Management Department |
| Risk measurement and reporting, development of uniform methods and procedures | Controlling Department |
| Monitoring of the fair market value of concluded transactions and compliance with credit limits | "Market Conformity Checking"Department |

### Management of credit and counterparty risks

| | |
|---|---|
| Public-sector borrowers and credit institutions governed by private law | Treasury Department |
| Retail customers (mortgage loans) | Property Financing Department<br>Notifying and Credit Research Department |
| Credit quality research (public-sector lending) | Credit Research Division within the Notifying<br>and Credit Research Department |
| Credit quality research (mortgage lending) | Property Financing Department<br>Notifying and Credit Research Department |
| Monitoring of compliance with credit limits | 'Market Conformity Checking' Department |
| Non-performing mortgage loans | Mortgage Lending Risk Management Department<br>Legal Department |
| Proposals for an appropriate risk provision with regard to non-performing mortgage loans | Property Financing Department<br>Mortgage Lending Risk Management Department<br>Legal Department |

### Management of operational risks

| | |
|---|---|
| Introduction of new products | 'New products' Group |
| Legal risks | Legal Department; as necessary external lawyers |
| Modification of the legal framework | Project team comprising employees from the organizational units concerned |
| Human resources | Personnel Department |
| Structural and procedural organization | Organization Department together with the organizational unit(s) concerned |
| Data processing risks | EDP/IT Department |
| Equipment and infrastructure | Organization Department |
| Internal controlling | Internal Audit Department |

**Risk acceptance.** The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

### Risk monitoring

**Market risks - Value at risk.** The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector *Pfandbrief* yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %


100
95
90
85
80
75
70
65
60
55
50
Feb
March
April
Aug

**'Traffic light system'.** Pursuant to the requirements set out by the German Federal Financial Supervisory Authority (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

**Internal reporting.** The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

## Credit and counterparty risks

**Public-sector loans and securities issued by other borrowers.** With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to € 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

| Ratings of our cover assets | 31.12.2001 | |
|---|---|---|
| Standard & Poor`s / Moody`s / Fitch | in Euro m | in % |
| AAA / Aaa / AAA | 27,330 | 50.6 |
| AA+ / Aa1 / AA+ | 7,573 | 14.0 |
| AA / Aa2 / AA | 6,074 | 11.2 |
| AA- / Aa3 / AA- | 3,068 | 5.7 |
| A / A2 / A | 1,035 | 1.9 |
| A+ / A1 / A+ | 1,011 | 1.9 |
| not rated | 7,967 | 14.7 |
| **Total** | **54,058** | **100.0** |

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling € 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

| Counterparty ratings | in Euro m/remaining time to maturity | | | |
|---|---|---|---|---|
| Rating | < 1 year | 1-5 years | > 5 years | Total |
| Triple A | 329 | 619 | 1,385 | 2,333 |
| Double A | 3,816 | 27,219 | 20,789 | 51,824 |

| | | | | |
|---|---|---|---|---|
| Single A | 5,014 | 24,291 | 29,461 | 58,766 |
| not rated | 507 | 8,639 | 12,860 | 22,006 |
| **Total** | **9,666** | **60,768** | **64,495** | **134,929** |

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. *In the table below we have notionally attributed the ratings of these foreign credit* institutions to the portions of the respective counterparties as an 'implicit rating'.

| Implicit counterparty ratings | In Euro m/remaining time to maturity | | | |
|---|---|---|---|---|
| Rating | < 1 year | 1-5 years | > 5 years | Total |
| Double A | 369 | 4,235 | 8,694 | 13,298 |
| Single A | 0 | 1,775 | 2,053 | 3,828 |
| **Total** | **369** | **6,010** | **10,747** | **17,126** |

**No derivatives for a collateralization at market values.** In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding *Pfandbriefe*, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the *Pfandbriefe* outstanding is a prerequisite for issuing *Pfandbriefe*.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

### Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value - and thus the amount of the loan - is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

### Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

### Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

### Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

## Risk Management

Value at risk

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/01/2003 | 67,1 | 62,1 |
| 31/12/2002 | 57.3 | 69.0 |
| 30/11/2002 | 60.6 | 69.0 |
| 31/10/2002 | 72.4 | 69.0 |
| 30/09/2002 | 75.8 | 69.0 |
| 31/08/2002 | 75.1 | 69.0 |
| 31/07/2002 | 63.6 | 69.0 |
| 30/06/2002 | 68.8 | 69.0 |
| 31/05/2002 | 70.6 | 69.0 |
| 30/04/2002 | 73.1 | 69.0 |
| 31/03/2002 | 72.4 | 69.0 |
| 28/02/2002 | 70.0 | 69.0 |
| 31/01/2002 | 74.1 | 69.0 |
| 31/12/2001 | 82.5 | 79.1 |
| 30/11/2001 | 88.9 | 79.1 |
| 31/10/2001 | 78.2 | 79.1 |
| 30/09/2001 | 81.1 | 79.1 |
| 31/08/2001 | 75.2 | 79.1 |
| 31/07/2001 | 77.7 | 79.1 |
| 30/06/2001 | 77.9 | 79.1 |
| 31/05/2001 | 77.6 | 79.1 |
| 30/04/2001 | 67.3 | 79.1 |
| 31/03/2001 | 80.3 | 79.1 |
| 28/02/2001 | 71.6 | 79.1 |
| 31/01/2001 | 74.5 | 79.1 |

## Risk Management

Worst case scenario

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/01/2003 | 55,7 | 59,6 |
| 31/12/2002 | 63.4 | 56.4 |
| 30/11/2002 | 63.4 | 56.4 |
| 31/10/2002 | 55.6 | 56.4 |
| 30/09/2002 | 52.4 | 56.4 |
| 31/08/2002 | 57.0 | 56.4 |
| 31/07/2002 | 49.5 | 56.4 |
| 30/06/2002 | 55.4 | 56.4 |
| 31/05/2002 | 60.8 | 56.4 |
| 30/04/2002 | 67.3 | 56.4 |
| 31/03/2002 | 54.6 | 56.4 |
| 28/02/2002 | 58.3 | 56.4 |
| 31/01/2002 | 64.0 | 56.4 |
| 31/12/2001 | 46.6 | 56.0 |
| 30/11/2001 | 60.3 | 56.0 |
| 31/10/2001 | 63.5 | 56.0 |
| 30/09/2001 | 65.8 | 56.0 |
| 31/08/2001 | 62.9 | 56.0 |
| 31/07/2001 | 68.9 | 56.0 |
| 30/06/2001 | 52.7 | 56.0 |
| 31/05/2001 | 62.6 | 56.0 |
| 30/04/2001 | 56.6 | 56.0 |
| 31/03/2001 | 43.9 | 56.0 |
| 28/02/2001 | 38.2 | 56.0 |
| 31/01/2001 | 40.0 | 56.0 |

## Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

| Date | Average utilization |
|---|---|
| 31/01/2003 | 17.68% |
| 31/12/2002 | 17.72% |
| 30/11/2002 | 16.45% |
| 31/10/2002 | 16.75% |
| 30/09/2002 | 14.56% |
| 31/08/2002 | 12.79% |
| 31/07/2002 | 11.84% |
| 30/06/2002 | 15.98% |
| 31/05/2002 | 16.93% |
| 30/04/2002 | 15.73% |
| 31/03/2002 | 12.77% |
| 28/02/2002 | 15.28% |
| 31/01/2002 | 13.69% |
| 31/12/2001 | 14.27% |
| 30/11/2001 | 16.60% |

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.2% (percentage required by law: 8%) and a core capital ratio of 6.1% (percentage required by law: 4%) as of Janurary 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

## Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
liable capital tied up by risk assets
Jan 02 Feb 02 Mar 02 Apr 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02 Oct 02 Nov 02 Dec 02 Jan 03

## Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

| | Tier I | | Tier II | |
|---|---|---|---|---|
| Date | Required by law | Ratio | Required by law | Ratio |
| 31/01/2003 | 4.0 | 6.1 | 8.0 | 12.2 |
| 31/12/2002 | 4.0 | 6.0 | 8.0 | 12.0 |
| 30/11/2002 | 4.0 | 6.1 | 8.0 | 12.1 |
| 31/10/2002 | 4.0 | 6.2 | 8.0 | 12.4 |
| 30/09/2002 | 4.0 | 6.2 | 8.0 | 12.4 |
| 31/08/2002 | 4.0 | 6.6 | 8.0 | 13.2 |
| 31/07/2002 | 4.0 | 6.8 | 8.0 | 13.5 |
| 30/06/2002 | 4.0 | 6.7 | 8.0 | 13.3 |
| 31/05/2002 | 4.0 | 7.0 | 8.0 | 14.1 |
| 30/04/2002 | 4.0 | 7.1 | 8.0 | 14.2 |
| 31/03/2002 | 4.0 | 7.2 | 8.0 | 14.5 |
| 28/02/2002 | 4.0 | 7.4 | 8.0 | 14.8 |
| 31/01/2002 | 4.0 | 7.6 | 8.0 | 15.2 |
| 31/12/2001 | 4.0 | 7.7 | 8.0 | 15.3 |
| 30/11/2001 | 4.0 | 8.0 | 8.0 | 15.9 |
| 31/10/2001 | 4.0 | 7.8 | 8.0 | 15.6 |
| 30/09/2001 | 4.0 | 8.1 | 8.0 | 16.2 |
| 31/08/2001 | 4.0 | 8.0 | 8.0 | 16.1 |
| 31/07/2001 | 4.0 | 7.8 | 8.0 | 15.6 |
| 29/06/2001 | 4.0 | 7.9 | 8.0 | 15.8 |
| 31/05/2001 | 4.0 | 8.5 | 8.0 | 17.1 |
| 30/04/2001 | 4.0 | 8.3 | 8.0 | 16.5 |
| 31/03/2001 | 4.0 | 9.4 | 8.0 | 18.5 |
| 28/02/2001 | 4.0 | 8.4 | 8.0 | 16.7 |
| 31/01/2001 | 4.0 | 8.2 | 8.0 | 16.1 |

## Risk Management

Grundsatz II

*Grundsatz II* concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II.*

| Date | Ratio | Required by law |
|---|---|---|
| 31/01/2003 | 1.14 | 1.0 |
| 31/12/2002 | 1.21 | 1.0 |
| 30/11/2002 | 1.31 | 1.0 |
| 31/10/2002 | 1.24 | 1.0 |
| 30/09/2002 | 1.24 | 1.0 |
| 31/08/2002 | 1.68 | 1.0 |
| 31/07/2002 | 1.46 | 1.0 |
| 30/06/2002 | 1.75 | 1.0 |
| 31/05/2002 | 1.40 | 1.0 |
| 30/04/2002 | 1.92 | 1.0 |
| 31/03/2002 | 1.55 | 1.0 |
| 28/02/2002 | 1.34 | 1.0 |
| 31/01/2002 | 1.96 | 1.0 |
| 31/12/2001 | 1.38 | 1.0 |
| 30/11/2001 | 1.38 | 1.0 |
| 31/10/2001 | 1.89 | 1.0 |
| 30/09/2001 | 1.79 | 1.0 |
| 31/08/2001 | 1.55 | 1.0 |
| 31/07/2001 | 1.32 | 1.0 |
| 29/06/2001 | 1.30 | 1.0 |
| 31/05/2001 | 1.75 | 1.0 |
| 30/04/2001 | 1.36 | 1.0 |
| 31/03/2001 | 1.08 | 1.0 |
| 28/02/2001 | 1.17 | 1.0 |
| 31/01/2001 | 1.52 | 1.0 |

## Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.01.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 9 | 0.21 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 38 | 0.90 |
| AA- / Aa3 / AA- | 746 | 17.74 |
| A+ / A1 / A+ | 991 | 23.56 |
| A / A2 / A | 964 | 22.92 |
| A- / A3 / A- | 879 | 20.90 |
| BBB+ / Baa1 / BBB+ | 155 | 3.69 |
| BBB / Baa2 / BBB | 149 | 3.54 |
| BBB- /Baa3 /BBB- | 45 | 1.07 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating * | 230 | 5.47 |
| **Total** | **4,206** | **100.00** |

* - Without rating

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 50 | 1.19 |
| International credit institutions | 80 | 1.90 |
| Other (e.g. financial institutions) | 100 | 2.38 |
| **Total** | **230** | **5.47** |

## Breakdown of non-cover assets

by borrowers

| | 31.01.2003 | |
|---|---|---|
| by borrowers | in Euro m | in % |
| National credit institutions | 1,424 | 33.85 |
| Foreign Governments and municipalities | 344 | 8.18 |
| International credit institutions | 1,602 | 38.09 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 667 | 15.86 |
| Others | 169 | 4.02 |
| **Total** | **4,206** | **100.00** |

## Breakdown of non-cover assets

by countries

| | | 31.01.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Germany | **1,484** | 35.28 |
| EU member states without Germany | | |
| The Netherlands | 1,013 | 24.08 |
| France | 297 | 7.06 |
| Austria | 273 | 6.49 |
| Great Britain | 185 | 4.40 |
| Italy | 200 | 4.76 |
| Irland | 80 | 1.90 |
| Portugal | 59 | 1.40 |
| Spain | 20 | 0.48 |
| Sweden | 135 | 3.21 |
| **Total EU without Germany** | **2,262** | **53.78** |
| Others | 116 | 2.76 |
| EU candidate countries | 344 | 8.18 |
| **Total** | **4,206** | **100.00** |

## Breakdown of non-cover assets

by risk weighting

| | | 31.01.2003 |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 0% | 109 | 2.59 |
| 10% | 278 | 6.61 |
| 20% | 2,913 | 69.26 |
| 100% | 906 | 21.54 |
| **Total** | **4,206** | **100.00** |



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## Non-cover loans - Breakdown of new lending commitments

by rating

**S & P/Moody's/Fitch** **31.01.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AA / Aa2 / AA | 4 | 1.53 |
| AA- / Aa3 / AA- | 116 | 44.27 |
| A+ / A1 / A+ | 71 | 27.10 |
| A / A2 / A | 40 | 15.27 |
| A- / A3 / A- | 31 | 11.83 |
| Without rating * | 0 | 0 |
| **Total** | **262** | **100.00** |

*** - Without rating**

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0 |
| **Total** | **0** | **0** |

## Breakdown of non-cover assets

by borrowers

| | 31.01.2003 | |
|---|---|---|
| by borrowers | in Euro m | in % |
| National credit institutions | 1,424 | 33.85 |
| Foreign Governments and municipalities | 344 | 8.18 |
| International credit institutions | 1,602 | 38.09 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 667 | 15.86 |
| Others | 169 | 4.02 |
| **Total** | **4,206** | **100.00** |



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## Breakdown of non-cover assets

by countries

| | | 31.01.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Germany | **1,484** | 35.28 |
| EU member states without Germany | | |
| The Netherlands | 1,013 | 24.08 |
| France | 297 | 7.06 |
| Austria | 273 | 6.49 |
| Great Britain | 185 | 4.40 |
| Italy | 200 | 4.76 |
| Irland | 80 | 1.90 |
| Portugal | 59 | 1.40 |
| Spain | 20 | 0.48 |
| Sweden | 135 | 3.21 |
| **Total EU without Germany** | **2,262** | **53.78** |
| Others | 116 | 2.76 |
| EU candidate countries | 344 | 8.18 |
| **Total** | **4,206** | **100.00** |

## Breakdown of non-cover assets

by risk weighting

| | | 31.01.2003 |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 0% | 109 | 2.59 |
| 10% | 278 | 6.61 |
| 20% | 2,913 | 69.26 |
| 100% | 906 | 21.54 |
| **Total** | **4,206** | **100.00** |

## Non-cover loans - Breakdown of new lending commitments

by rating

**S & P/Moody's/Fitch** **31.01.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AA / Aa2 / AA | 4 | 1.53 |
| AA- / Aa3 / AA- | 116 | 44.27 |
| A+ / A1 / A+ | 71 | 27.10 |
| A / A2 / A | 40 | 15.27 |
| A- / A3 / A- | 31 | 11.83 |
| Without rating * | 0 | 0 |
| **Total** | **262** | **100.00** |

*** - Without rating**

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0 |
| **Total** | **0** | **0** |



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## Non-cover loans - Breakdown of new lending commitments

by borrowers

| | 31.01.2003 | |
|---|---|---|
| by borrowers | in Euro m | in % |
| National credit institutions | 21 | 8.02 |
| Foreign Governments and municipalities | 0 | 0 |
| International credit institutions | 197 | 75.19 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 24 | 9.16 |
| Others | 20 | 7.63 |
| **Total** | **262** | **100.00** |

## Non-cover loans - Breakdown of new lending commitments

by countries

| | | 31.01.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Germany | **21** | 8.01 |
| EU member states without Germany | | |
| The Netherlands | 100 | 38.16 |
| Austria | 32 | 12.21 |
| Great Britain | 22 | 8.40 |
| Italy | 75 | 28.63 |
| Portugal | 9 | 3.44 |
| **Total EU without Germany** | **238** | **90.84** |
| EU candidate countries | 0 | 0 |
| Others | 3 | 1.15 |
| **Total** | **262** | **100** |

## Non-cover loans - Breakdown of new lending commitments

by risk weighting

| | | 31.01.2003 |
|---|---:|---:|
| Risk weighting | in Euro m | in % |
| 10% | 0 | 0.00 |
| 20% | 222 | 84.73 |
| 100% | 40 | 15.27 |
| **Total** | **262** | **100.00** |

## Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

| Date | Liable own capital | Total volume of assets rated below A3 or A- | in % |
|---|---|---|---|
| 31.01.2003 | 1,108 | 449.5 | 40.58 |
| 31.12.2002 | 1,103 | 383.5 | 34.77 |
| 30.11.2002 | 1,103 | 397.6 | 36.03 |
| 31.10.2002 | 1,102 | 443.9 | 40.26 |



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## Derivatives

Counterparty ratings

**Nominal amount in Euro m/Remaining time to maturity** **31.01.2003**

| Rating | <= 1 year | in % | 1-5 years | in % | > 5 year | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Triple A | 4,624.6 | 8.19 | 10,044.7 | 7.83 | 4,738.9 | 6.37 | 19,408.2 | 7.49 |
| Double A | 5,258.5 | 9.31 | 19,960.1 | 15.56 | 13,922.9 | 18.72 | 39,141.5 | 15.11 |
| Single A | 40,059.3 | 70.94 | 89,570.8 | 69.84 | 53,416.4 | 71.83 | 183,046.5 | 70.65 |
| Not rated | 6,525.0 | 11.56 | 8,680.5 | 6.77 | 2,284.3 | 3.07 | 17,489.7 | 6.75 |
| **Total** | **56,467.4** | **100.00** | **128,256.1** | **100.00** | **74,362.5** | **100.00** | **259,085.9** | **100.00** |

## Derivatives

Yield curve distribution

**Essen Hyp derivatives portfolio by instruments**
**Financial derivatives in Euro m / Remaining time to maturity** **31.01.2003**

| Instruments | <= 1 year | in % | >1-5 years | in % | >5 years | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Interest rate swaps | 55,157.6 | 97.68 | 126,071.3 | 98.30 | 71,311.8 | 95.90 | 252,540.6 | 97.47 |
| Swaptions | 899.9 | 1.59 | 922.5 | 0.72 | 2,074.2 | 2.79 | 3,896.6 | 1.50 |
| Other interest rate derivatives | | | 357.9 | 0.28 | 425.0 | 0.57 | 782.9 | 0.30 |
| Currency swaps | 409.9 | 0.73 | 904.4 | 0.71 | 551.5 | 0.74 | 1,865.8 | 0.72 |
| **Total** | **56,467.4** | **100.00** | **128,256.1** | **100.00** | **74,362.5** | **100.00** | **259,085.9** | **100.00** |



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## Ratings

Overview

| Ratings | S & P | Moody's | Fitch |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aa1 | AAA |
| - mortgage | not rated | Aa2 | not rated |
| Long-term counterparty rating | BBB+ (outlook negative) | A2 (outlook negative) | A- (outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

› Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.

› Moody's — Rating analysis as of June 2002.

› *Fitch* — *Extract; the complete report can be obtained from Fitch.*

(Acrobat Reader required. Download Acrobat Reader ®)

# Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

| | Already published on our Credit Research sites | New on our Credit Research sites |
|---|---|---|
| New public-sector lending commitments | | X |
| New mortgage lending commitments | | X |
| Public-sector cover pool | X | |
| Mortgage cover pool | X | |
| Derivatives | X | |
| Derivatives serving as cover | | X |
| Cover pools at market value / development and stress scenarios | | X |
| Interest rate risk | X | |
| Compliance with the self-restrictions regarding the investment of available funds | | X |

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

## Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF 

**Commercial Properties in Euro m** **31.12.2002**

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and admini-strative buildings | Foreign countries | 448.2 | 31.1 | 1.3 | 0.3 | 71.1 | 31.0 | 10.2 | 19.5 | 3.5 | 3.5 | 533.0 | 29.3 |
| | West ** | 427.2 | 29.7 | 70.6 | 14.8 | 49.3 | 21.5 | 17.7 | 33.8 | 60.9 | 61.4 | 555.1 | 30.5 |
| | East *** | 23.0 | 1.6 | 23.9 | 5.0 | 2.6 | 1.1 | 0.8 | 1.5 | 1.5 | 1.5 | 27.9 | 1.5 |
| Building sites | West ** | 0.3 | 0.0 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.0 |
| Factory buildings | Foreign countries | 1.3 | 0.1 | 0.0 | 0.0 | 0.4 | 0.2 | 0.1 | 0.2 | 0.0 | 0.0 | 1.8 | 0.1 |
| | West ** | 52.9 | 3.7 | 40.4 | 8.5 | 9.7 | 4.2 | 2.9 | 5.5 | 3.4 | 3.4 | 68.9 | 3.8 |
| | East *** | 0.4 | 0.0 | 0.4 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.2 | 0.2 | 0.7 | 0.0 |
| Shops | West ** | 145.3 | 10.1 | 102.4 | 21.4 | 4.9 | 2.1 | 0.5 | 1.0 | 0.3 | 0.3 | 151.0 | 8.3 |
| | East *** | 52.1 | 3.6 | 22.2 | 4.6 | 13.7 | 6.0 | 5.6 | 10.7 | 4.8 | 4.8 | 76.2 | 4.2 |
| Hotels and restaurants | Foreign countries | 18.0 | 1.3 | 0.0 | 0.0 | 1.0 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 19.0 | 1.0 |
| | West ** | 28.6 | 2.0 | 24.8 | 5.2 | 12.8 | 5.6 | 3.8 | 7.3 | 8.0 | 8.1 | 53.2 | 2.9 |
| | East *** | 12.2 | 0.8 | 8.1 | 1.7 | 4.0 | 1.7 | 1.8 | 3.4 | 3.8 | 3.8 | 21.8 | 1.2 |
| Other non-residential properties | West ** | 192.2 | 13.3 | 168.3 | 35.2 | 52.3 | 22.8 | 7.1 | 13.5 | 8.8 | 8.9 | 260.4 | 14.3 |
| Ware-houses and exhibition buildings | Foreign countries | 5.5 | 0.4 | 0.0 | 0.0 | 0.6 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 6.1 | 0.3 |
| | West ** | 29.6 | 2.1 | 14.9 | 3.1 | 6.5 | 2.8 | 1.9 | 3.6 | 4.0 | 4.0 | 42.0 | 2.3 |
| | East *** | 2.9 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.9 | 0.2 |
| Total commercial properties | Foreign countries | 473.0 | 32.9 | 1.3 | 0.3 | 73.1 | 31.9 | 10.3 | 19.7 | 3.5 | 3.5 | 559.9 | 30.8 |
| | West ** | 876.1 | 60.9 | 421.6 | 88.3 | 135.5 | 59.2 | 33.9 | 64.7 | 85.4 | 86.1 | 1,130.9 | 62.1 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | East *** | 90.6 | 6.3 | 54.6 | 11.4 | 20.4 | 8.9 | 8.2 | 15.6 | 10.3 | 10.4 | 129.5 | 7.1 |
| | **Total** | **1,439.7** | **100.0** | **477.5** | **100.0** | **229.0** | **100.0** | **52.4** | **100.0** | **99.2** | **100.0** | **1,820.3** | **100.0** |

**Residential Properties in Euro m**

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | West ** | 1,232.3 | 51.7 | 574.3 | 43.6 | 41.9 | 33.8 | 1.5 | 9.2 | 0.6 | 3.9 | 1,276.3 | 50.2 |
| | East *** | 117.0 | 4.9 | 36.5 | 2.8 | 4.7 | 3.8 | 0.2 | 1.2 | 0.0 | 0.1 | 121.9 | 4.8 |
| Owned flats | West ** | 339.2 | 14.2 | 154.2 | 11.7 | 17.1 | 13.8 | 1.3 | 8.0 | 0.6 | 3.9 | 358.2 | 14.1 |
| | East *** | 16.4 | 0.7 | 9.0 | 0.7 | 0.9 | 0.7 | 0.1 | 0.8 | 0.1 | 0.6 | 17.5 | 0.7 |
| Residential construction for letting purposes | Foreign countries | 0.7 | 0.0 | 0.6 | 0.0 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.0 |
| | West ** | 555.9 | 23.3 | 452.8 | 34.4 | 47.1 | 38.0 | 10.0 | 61.6 | 8.6 | 55.8 | 621.6 | 24.5 |
| | East *** | 122.8 | 5.2 | 88.8 | 6.7 | 12.1 | 9.8 | 3.1 | 19.1 | 5.5 | 35.7 | 143.5 | 5.6 |
| Total residential properties | Foreign countries | 0.7 | 0.0 | 0.6 | 0.0 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.0 |
| | West ** | 2,127.4 | 89.2 | 1,181.3 | 89.8 | 106.1 | 85.6 | 12.8 | 78.9 | 9.8 | 63.6 | 2,256.1 | 88.8 |
| | East *** | 256.2 | 10.7 | 134.3 | 10.2 | 17.7 | 14.3 | 3.4 | 21.1 | 5.6 | 36.4 | 282.9 | 11.1 |
| | **Total** | **2,384.3** | **100.0** | **1,316.2** | **100.0** | **124.0** | **100.0** | **16.2** | **100.0** | **15.4** | **100.0** | **2,539.9** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 473.7 | 84.5 | 1.9 | 0.1 | 73.3 | 13.1 | 10.3 | 1.8 | 3.5 | 0.6 | 560.8 | 12.9 |
| | West ** | 3,003.5 | 88.7 | 1,602.9 | 89.4 | 241.6 | 7.1 | 46.7 | 1.4 | 95.2 | 2.8 | 3,387.0 | 77.7 |
| | East *** | 346.8 | 84.1 | 188.9 | 10.5 | 38.1 | 9.2 | 11.6 | 2.8 | 15.9 | 3.9 | 412.4 | 9.4 |
| | **Total** | **3,824.0** | **87.7** | **1,793.7** | **100.0** | **353.0** | **8.1** | **68.6** | **1.6** | **114.6** | **2.6** | **4,360.2** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

## Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV



**Commercial Properties in Euro m** 31.12.2002

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Belgium | 1.3 | 1.1 | 0.0 | 0.0 | 0.0 | 1.3 | 0.2 |
| | England | 399.8 | 0.0 | 59.5 | 7.0 | 3.5 | 469.8 | 83.9 |
| | France | 23.1 | 0.2 | 3.5 | 1.1 | 0.0 | 27.7 | 4.9 |
| | United States | 24.0 | 0.0 | 8.1 | 2.1 | 0.0 | 34.2 | 6.1 |
| Factory/workshop buildings | The Netherlands | 1.3 | 0.0 | 0.4 | 0.1 | 0.0 | 1.8 | 0.3 |
| Hotels and restaurants | France | 18.0 | 0.0 | 1.0 | 0.0 | 0.0 | 19.0 | 3.4 |
| Warehouse and exhibition buildings | The Netherlands | 5.5 | 0.0 | 0.6 | 0.0 | 0.0 | 6.1 | 1.1 |
| Total commercial properties | Belgium | 1.3 | 1.1 | 0.0 | 0.0 | 0.0 | 1.3 | 0.2 |
| | England | 399.8 | 0.0 | 59.5 | 7.0 | 3.5 | 469.8 | 84.0 |
| | France | 41.1 | 0.2 | 4.5 | 1.1 | 0.0 | 46.7 | 8.3 |
| | The Netherlands | 6.8 | 0.0 | 1.0 | 0.1 | 0.0 | 7.9 | 1.4 |
| | United States | 24.0 | 0.0 | 8.1 | 2.1 | 0.0 | 34.2 | 6.1 |
| | **Total** | **473.4** | **1.3** | **73.1** | **10.3** | **3.5** | **559.9** | **100.0** |

**Residential Properties in Euro m** 31.12.2002

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Total residential properties | Belgium | 0.7 | 0.6 | 0.2 | 0.0 | 0.0 | 0.9 | 100.0 |
| | **Total** | **0.7** | **0.6** | **0.2** | **0.0** | **0.0** | **0.9** | **100.0** |

**Total in Euro m** 31.12.2002

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| | Belgium | 2.0 | 1.7 | 0.2 | 0.0 | 0.0 | 2.2 | 0.4 |
| | England | 399.8 | 0.0 | 59.5 | 7.0 | 3.5 | 469.8 | 83.8 |
| | France | 41.1 | 0.2 | 4.5 | 1.1 | 0.0 | 46.7 | 8.3 |
| | The Netherlands | 6.8 | 0.0 | 1.0 | 0.1 | 0.0 | 7.9 | 1.4 |
| | United States | 24.0 | 0.0 | 8.1 | 2.1 | 0.0 | 34.2 | 6.1 |
| | **Total** | **473.7** | **1.9** | **73.3** | **10.3** | **3.5** | **560.8** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

## Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 31/01/2003 | 1.17 | -0.02 |
| 31/12/2002 | 1.17 | -0.18 |
| 30/11/2002 | 1.17 | -0.16 |
| 30/09/2002 | 1.17 | -0.16 |
| 31/10/2002 | 1.17 | -0.16 |

## Mortgage loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (cover pool) with interest rate changes | | Market value (mortgage *Pfandbrief*) | Market value (mortgage *Pfandbrief*) with interest rate changes | | Surplus cover | | |
|---|---|---|---|---|---|---|---|---|---|
| | | +100 BP | -100 BP | | +100 BP | -100 BP | +100 BP | 0 BP | -100 BP |
| 31.01.2003 | 2,261.47 | 2,053.37 | 2,469.57 | 2,022.18 | 1,954.29 | 2,090.07 | 99.08 | 239.29 | 379,50 |
| 31.12.2002 | 2,074.65 | 1,881.32 | 2,267.98 | 1,874.85 | 1,808.78 | 1,940.92 | 72.54 | 199.79 | 327.06 |
| 30.11.2002 | 2,009.61 | 1,830.44 | 2,188.78 | 1,835.81 | 1,771.17 | 1,900.45 | 59.27 | 173.80 | 288.33 |
| 31.10.2002 | 1,930.40 | 1,757.46 | 2,103.34 | 1,718.02 | 1,655.48 | 1,780.56 | 101.98 | 212.38 | 322.78 |
| 30.09.2002 | 1,972.86 | 1,794.31 | 2,151.41 | 1,728.45 | 1,663.41 | 1,793.58 | 130.90 | 244.41 | 357.83 |



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## Mortgage loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Mortgage *Pfandbriefe* outstanding | cover | Surplus cover | in % | Not yet serving as cover | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 31/01/2003 | 1,942.93 | 2,031.48 | 88.55 | 4.6 | 43.00 | 2.2 | 6.8 |
| 31/12/2002 | 1,803.42 | 1,881.01 | 77.59 | 4.3 | 26.00 | 1.4 | 5.7 |
| 30/11/2002 | 1,789.67 | 1,868.51 | 78.84 | 4.4 | 132.0 | 7.4 | 11.8 |
| 31/10/2002 | 1,670.73 | 1,797.99 | 127.26 | 7.6 | 46.0 | 2.8 | 10.4 |
| 30/09/2002 | 1,669.35 | 1,800.33 | 130.98 | 7.8 | 38.4 | 2.3 | 10.1 |
| 31/08/2002 | 1,626.47 | 1,720.36 | 93.89 | 5.8 | 18.5 | 1.1 | 6.9 |
| 31/07/2002 | 1,586.54 | 1,704.79 | 118.25 | 7.5 | 17.0 | 1.1 | 8.6 |
| 30/06/2002 | 1,529.00 | 1,635.07 | 106.07 | 6.9 | 40.0 | 2.6 | 9.5 |
| 31/05/2002 | 1,525.10 | 1,677.00 | 151.90 | 10.0 | 72.0 | 4.7 | 14.7 |
| 30/04/2002 | 1,542.94 | 1,662.70 | 119.76 | 7.8 | 50.0 | 3.2 | 11.0 |
| 31/03/2002 | 1,311.49 | 1,603.58 | 292.09 | 22.3 | 50.6 | 3.8 | 26.2 |
| 28/02/2002 | 1,316.71 | 1,581.40 | 264.69 | 20.1 | 28.4 | 2.2 | 22.3 |
| 31/01/2002 | 1,296.66 | 1,511.23 | 214.57 | 16.5 | 33.7 | 2.6 | 19.1 |
| 31/12/2001 | 1,261.66 | 1,506.24 | 244.58 | 19.4 | 25.9 | 2.1 | 21.4 |
| 30/11/2001 | 1,105.02 | 1,517.79 | 412.77 | 37.4 | 25.7 | 2.3 | 39.7 |
| 31/10/2001 | 1,055.05 | 1,506.02 | 450.97 | 42.7 | 38.3 | 3.6 | 46.4 |
| 30/09/2001 | 1,136.11 | 1,491.16 | 355.05 | 31.3 | 34.1 | 3.0 | 34.3 |
| 31/08/2001 | 1,143.74 | 1,477.76 | 334.02 | 29.2 | 32.6 | 2.9 | 32.1 |
| 31/07/2001 | 1,143.74 | 1,460.41 | 316.67 | 27.7 | 42.2 | 3.7 | 31.4 |
| 30/06/2001 | 1,174.15 | 1,449.9 | 275.71 | 23.5 | 41.2 | 3.5 | 30.0 |
| 31/05/2001 | 1,174.52 | 1,452.0 | 277.48 | 23.6 | 38.7 | 3.3 | 26.9 |
| 30/04/2001 | 1,150.82 | 1,443.3 | 292.45 | 25.4 | 38.9 | 3.4 | 28.8 |
| 31/03/2001 | 1,110.80 | 1,369.1 | 258.30 | 23.3 | 34.6 | 3.1 | 26.4 |
| 28/02/2001 | 1,131.15 | 1,364.7 | 233.51 | 20.6 | 34.6 | 3.1 | 23.7 |
| 31/01/2001 | 1,131.13 | 1,348.1 | 216.94 | 19.2 | 25.7 | 2.3 | 21.5 |

## Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

| Date | in % |
|---|---|
| 31/01/2003 | 12,68 |
| 31/12/2002 | 12.73 |
| 30/11/2002 | 12.67 |
| 31/10/2002 | 12.32 |
| 30/09/2002 | 12.35 |
| 31/08/2002 | 12.08 |
| 31/07/2002 | 12.20 |
| 30/06/2002 | 11.86 |
| 31/05/2002 | 11.76 |
| 30/04/2002 | 11.75 |
| 31/03/2002 | 11.37 |
| 28/02/2002 | 11.43 |
| 31/01/2002 | 11.73 |
| 31/12/2001 | 11.75 |
| 30/11/2001 | 11.51 |
| 31/10/2001 | 11.54 |
| 30/09/2001 | 11.04 |
| 31/08/2001 | 11.08 |
| 31/07/2001 | 11.34 |
| 30/06/2001 | 11.47 |
| 31/05/2001 | 11.71 |
| 30/04/2001 | 11.10 |
| 31/03/2001 | 11.18 |
| 28/02/2001 | 11.32 |
| 31/01/2001 | 11.38 |



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## Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Download as PDF 

### Commercial Properties in Euro m

31.12.2002

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80% | in % | LTV 81-90% | in % | LTV> 90% | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 318.1 | 39.2 | 0.0 | 0.0 | 54.7 | 46.0 | 8.7 | 53.9 | 3.6 | 79.2 | 385.1 | 40.5 |
| | West ** | 354.1 | 43.6 | 0.0 | 0.0 | 32.0 | 26.9 | 6.7 | 41.5 | 0.3 | 6.6 | 393.1 | 41.3 |
| | East *** | 0.5 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.1 |
| Factory buildings | West ** | 4.1 | 0.5 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 4.2 | 0.4 |
| | East *** | 0.0 | 0.0 | 3.8 | 4.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Shops | West ** | 5.1 | 0.6 | 0.5 | 0.6 | 0.9 | 0.8 | 0.4 | 2.5 | 0.0 | 0.0 | 6.4 | 0.7 |
| Hotels and restaurants | Foreign countries | 18.0 | 2.2 | 0.0 | 0.0 | 1.0 | 0.8 | 0.0 | 0.0 | 0.0 | 0.0 | 19.0 | 2.0 |
| | West ** | 8.6 | 1.1 | 0.0 | 0.0 | 2.1 | 1.8 | 0.3 | 1.9 | 0.6 | 13.2 | 11.6 | 1.2 |
| | East *** | 1.8 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 0.2 |
| Other non-residential properties | West ** | 92.3 | 11.4 | 76.4 | 89.6 | 26.5 | 22.3 | 0.0 | 0.0 | 0.0 | 0.0 | 118.8 | 12.5 |
| | East *** | 1.0 | 0.1 | 0.0 | 0.0 | 0.3 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 1.3 | 0.1 |
| Warehouses and exhibition buildings | West ** | 8.5 | 1.0 | 4.6 | 5.4 | 1.3 | 1.1 | 0.0 | 0.2 | 0.0 | 0.0 | 9.8 | 1.0 |
| Total commercial properties | Foreign countries | 336.1 | 41.4 | 0.0 | 0.0 | 55.7 | 46.8 | 8.7 | 53.9 | 3.6 | 79.2 | 404.1 | 42.5 |
| | West ** | 472.7 | 58.2 | 81.5 | 95.5 | 62.9 | 52.9 | 7.4 | 46.1 | 0.9 | 20.8 | 543.9 | 57.1 |
| | East *** | 3.3 | 0.4 | 3.8 | 4.5 | 0.3 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 3.6 | 0.4 |
| | **Total** | **812.1** | **100.0** | **85.3** | **100.0** | **118.9** | **100.0** | **16.1** | **100.0** | **4.5** | **100.0** | **951.6** | **100.0** |

### Residential Properties in Euro m

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | West ** | 376.8 | 59.2 | 1.4 | 4.8 | 12.9 | 38.4 | 0.3 | 7.7 | 0.1 | 6.1 | 390.1 | 57.8 |
| | East *** | 62.2 | 9.8 | 0.1 | 0.3 | 2.2 | 6.5 | 0.0 | 0.2 | 0.0 | 0.0 | 64.4 | 9.5 |
| Owned flats | West ** | 95.8 | 15.0 | 0.1 | 0.3 | 4.8 | 14.3 | 0.2 | 5.2 | 0.2 | 15.3 | 101.0 | 15.0 |
| | East *** | 4.1 | 0.6 | 0.1 | 0.2 | 0.2 | 0.6 | 0.0 | 0.3 | 0.0 | 0.0 | 4.3 | 0.6 |
| Residen-tial con-struction for letting purposes | West ** | 90.1 | 14.2 | 27.5 | 93.7 | 12.6 | 37.5 | 3.3 | 85.1 | 1.0 | 76.3 | 107.0 | 15.8 |
| | East *** | 7.6 | 1.2 | 0.2 | 0.7 | 0.9 | 2.7 | 0.1 | 1.5 | 0.0 | 2.3 | 8.6 | 1.3 |
| Total residential properties | West ** | 562.7 | 88.4 | 29.0 | 98.8 | 30.3 | 90.2 | 3.8 | 98.0 | 1.3 | 97.7 | 598.1 | 88.6 |
| | East *** | 73.9 | 11.6 | 0.4 | 1.2 | 3.3 | 9.8 | 0.1 | 2.0 | 0.0 | 2.3 | 77.3 | 11.4 |
| | **Total** | **636.6** | **100.0** | **29.4** | **100.0** | **33.6** | **100.0** | **3.9** | **100.0** | **1.3** | **100.0** | **675.4** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 336.1 | 83.2 | 0.0 | 0.0 | 55.7 | 13.8 | 8.7 | 2.2 | 3.6 | 0.9 | 404.1 | 24.8 |
| | West ** | 1,035.4 | 90.7 | 110.5 | 96.4 | 93.2 | 8.2 | 11.2 | 1.0 | 2.2 | 0.2 | 1,142.0 | 70.2 |
| | East *** | 77.2 | 95.4 | 4.2 | 3.6 | 3.6 | 4.5 | 0.1 | 0.1 | 0.0 | 0.0 | 81.0 | 5.0 |
| | **Total** | **1,448.7** | **89.0** | **114.7** | **100.0** | **152.5** | **9.4** | **20.0** | **1.2** | **5.8** | **0.4** | **1,627.0** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Download as PDF (Acrobat Reader required. Download Acrobat Reader ®)

## Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Download as PDF 

**Commercial Properties in Euro m** 31.12.2002

| Total mortgage loans | Country* | in % | LTV 61-80 % | LTV 81-90 % | LTV >90 % | Total | in % |
|---|---|---|---|---|---|---|---|
| Office and administrative buildings | England | | 42.0 | 4.9 | 3.5 | 320.5 | 79.3 |
| | France | | 3.4 | 1.1 | 0.0 | 24.9 | 6.2 |
| | United States | | 9.2 | 2.7 | 0.2 | 39.7 | 9.8 |
| Hotels and restaurants | France | 18.0 | 1.0 | 0.0 | 0.0 | 19.0 | 4.7 |
| Total commercial properties | England | 270.1 | 42.0 | 4.9 | 3.5 | 320.5 | 79.3 |
| | France | 38.4 | 4.4 | 1.1 | 0.0 | 43.9 | 10.9 |
| | United States | 27.6 | 9.2 | 2.7 | 0.2 | 39.7 | 9.8 |
| | **Total** | **336.1** | **55.6** | **8.7** | **3.7** | **404.1** | **100.0** |

**Total in Euro m**

| Country* | LTV up to 60% | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|
| England | 270.1 | 42.0 | 4.9 | 3.5 | 320.5 | 79.3 |
| France | 38.4 | 4.4 | 1.1 | 0.0 | 43.9 | 10.9 |
| United States | 27.6 | 9.2 | 2.7 | 0.2 | 39.7 | 9.8 |
| **Total** | **336.1** | **55.6** | **8.7** | **3.7** | **404.1** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

## Credit Research

Overview of updates

| Subject | Update period | Last update |
|---|---|---|
| Public-sector loans | | |
| **Breakdown of public-sector cover pool** | | |
| by rating | monthly | 01.2003 |
| by borrowers and regions | monthly | 01.2003 |
| by countries | monthly | 01.2003 |
| by risk weighting | monthly | 01.2003 |
| derivatives serving as cover | monthly | 01.2003 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 01.2003 |
| Surplus cover | monthly | 01.2003 |
| **Breakdown of new lending commitments** | | |
| by rating | monthly | 01.2003 |
| by borrowers and regions | monthly | 01.2003 |
| by countries | monthly | 01.2003 |
| by risk weighting | monthly | 01.2003 |
| Non-cover Loans | | |
| **Breakdown of non-cover loans** | | |
| by rating | monthly | 01.2003 |
| by borrowers and regions | monthly | 01.2003 |
| by countries | monthly | 01.2003 |
| by risk weighting | monthly | 01.2003 |
| **Breakdown of new lending commitments** | | |
| by rating | monthly | 01.2003 |
| by borrowers and regions | monthly | 01.2003 |
| by countries | monthly | 01.2003 |
| by risk weighting | monthly | 01.2003 |
| Investment of available funds | monthly | 01.2003 |
| Mortgage Loans | | |
| **Breakdown of mortgage portfolio** | | |
| domestic loans by type of property, region and LTV | quarterly | 12.2002 |
| foreign loans by type of property, country and LTV | quarterly | 12.2002 |
| derivatives serving as cover | monthly | 01.2003 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 01.2003 |
| Surplus cover | monthly | 01.2003 |

| | | |
|---|---|---|
| **Breakdown of non-cover loans** | | |
| Loans with a LTV > 60% | monthly | 01.2003 |
| **Breakdown of new lending commitments** | | |
| domestic loans by type of property, region and LTV | quarterly | 12.2002 |
| foreign loans by type of property, country and LTV | quarterly | 12.2002 |
| Derivatives | | |
| Counterparty ratings | monthly | 01.2003 |
| Yield curve distribution | monthly | 01.2003 |
| Risk Management | | |
| Value-at-risk | monthly | 01.2003 |
| Worst-case scenario | monthly | 01.2003 |
| Interest rate risk | monthly | 01.2003 |
| Grundsatz I | monthly | 01.2003 |
| Grundsatz II | monthly | 01.2003 |

## Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*. As of September 30, 2002, funds totaling €408bn have been raised through the issuance of Jumbo and Global *Pfandbriefe*, with the total number of outstanding issues coming to 408.

Essen Hyp alone has raised approximately €56.6bn as of June 30, 2002, with the total number of issuances standing at 37.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

## Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Hauke Finger Deputy Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

## Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

### Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

#### A) A wider range of business activities

**A1.) Expansion of mortgage lending activities**
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

**A2.) Expansion of public-sector lending activities**
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe

(Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

### 3) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

## Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 04.2.2003

| Security no | Increases by | on | Issuing volume | Coupon | Maturity | Issue Date | Market makers | Ratings S&P/Moody's |
|---|---|---|---|---|---|---|---|---|
| 257 378 | 233 | 08/01 | 1,000 | 4,500 | 02/05/03 | 17/07/97 | 1/2/4/5 | AAA/Aa1 |
| 257 463 | | | 1,500 | 4,500 | 16/07/03 | 09/07/01 | 1-9/14/18 | AAA/Aa1 |
| 257 347 | | | 511 | 5,750 | 02/10/03 | 25/09/96 | 2/4/5/8 | AAA/Aa1 |
| 257 425 | | | 1,500 | 3,250 | 20/01/04 | 13/01/99 | 1-3/5/6-8/10/15/17/22 | AAA/Aa1 |
| 257 326 | | | 1,023 | 5,750 | 06/02/04 | 31/01/96 | 1/2/4/5/8 | AAA/Aa1 |
| 257 428 | | | 2,000 | 3,500 | 17/03/04 | 10/03/99 | 1-3/5/6/8-10/11/14 | AAA/Aa1 |
| 257 422 | 500 | 11/01 | 1,267 | 3,750 | 17/11/04 | 10/11/98 | 3/5/6/10/12/15/22 | AAA/Aa1 |
| 257 374 | 2.000 | 05/00 | 3,023 | 5,250 | 05/07/05 | 17/06/97 | 2/5/6/7/15/18 | AAA/Aa1 |
| 257 298 | | | 767 | 6,500 | 17/11/05 | 02/11/95 | 1-5 | AAA/Aa1 |
| 257 427 | 500 | 11/01 | 1,500 | 3,500 | 17/02/06 | 11/02/99 | 3/5/6/10/12/14-16 | AAA/Aa1 |
| 257 412 | 233 | 07/01 | 1,000 | 4,750 | 29/06/06 | 22/06/98 | 1-3/5/6/11-13 | AAA/Aa1 |
| 257 359 | 2.250 | 03/00 | 3.017 | 5,500 | 20/02/07 | 13/02/97 | 1/4/5/6/8 | AAA/Aa1 |
| 257 402 | 511 | 03/98 | 1,023 | 5,250 | 22/01/08 | 15/01/98 | 1/2/4/5/7/10 | AAA/Aa1 |
| 257 414 | | | 767 | 4,750 | 11/08/08 | 04/08/98 | 1/4/11/13/14/20 | AAA/Aa1 |
| 257 424 | | | 2,000 | 4,000 | 19/01/09 | 11/01/99 | 1-3/5/6/8/10/11/14/20 | AAA/Aa1 |
| 257 433 | | | 2,000 | 4,250 | 06/07/09 | 11/05/99 | 1-6/10/11/23 | AAA/Aa1 |
| 257 461 | | | 5,000 | 5,250 | 17/01/11 | 15/01/01 | 1-11/14/15/17/18 | AAA/Aa1 |
| 257 487 | 1.000 | 04/02 | 1,000 | 3,250 | 28/01/05 | 04/12/01 | 1-3/5/6/11/18/19/25 | AAA/Aa1 |
| 257 488 | 1.000 | 04/02 | 2,000 | 4,250 | 27/01/06 | 28/01/02 | 1-3/6/7/9/13/18/23/24 | AAA/Aa1 |

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mo Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothe 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

## Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €15bn in October 2001 and to €20bn in July, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA | Aa1 |
| Senior Unsecured Debt | A- | A2 |
| Subordinated Debt | BBB+ | A3 |

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless Stefan Zander

| | |
|---|---|
| Senior Vice President | Tel.: +49 201 8135-353 |
| Global Head of Treasury | E-mail: Stefan.Zander@essenhyp.com |
| Tel.: +49 201 8135-365 | |
| E-mail: Guenter.Pless@essenhyp.com | |

Fax Treasury: +49 201 8135-399

---

Back | Search | FAQ | German Website | Print | Sitemap

## Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger: Commerzbank AG

Frequent dealers: Commerzbank AG, Deutsche Bank AG, Société Générale

Day-to-day dealer: Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €15bn in October 2001.

*For further information please contact Essen Hyp's Money Market Desk:*

**Heidi Riedel**
Deputy Head of Money Markets
Tel.: +49 201 8135-371

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

## Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

# Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Press Release as of December 31, 2002 (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Interim Report as of September 30, 2002 (English version) html
- Interim Report as of September 30, 2002 (English version) pdf
- Press Release Interim Report (English version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998


HYPOTHEKENBANK IN ESSEN AG

# Press Release of Hypothekenbank in Essen AG on the Annual Accounts as of December 31, 2002

## Successful business year 2002

Despite the difficult overall economic situation, and in contrast to the banking sector as a whole, Hypothekenbank in Essen AG (Essen Hyp) can look back on a satisfactory business and earnings development in the financial year 2002. This is confirmed by the preliminary and unaudited figures of our annual accounts. With a slight increase in the balance sheet total to around €71bn (€69.6bn), a 4% increase in our operating result to €112m (€108.1m), a further improvement of our return on equity after tax to around 13.8% (13.5%) and an extremely low cost income ratio by sector standards of around 12.5% (13.8%), Essen Hyp was even able to surpass the already excellent 2001 business results.

## Essen Hyp's earnings situation

Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, was particularly satisfied with the bank's earnings situation: "The operating result as of year-end 2002 came to around €112m, against €108.1m in 2001, an increase of nearly 4%." Thus, the ambitious internal targets for the business year 2002 were not only met, but even exceeded – despite the fact that Essen Hyp, too, had to cope with the difficult situation on the capital and real estate markets. The economic slowdown in Germany and the problems of the banking sector as a whole were reflected by the ratings awarded by the rating agencies: "The 'half-life period' of ratings has hardly ever been as short as it was in 2002," Mr. Schulte-Kemper explained. As a result, the banking sector in general, including Essen Hyp, had to cope with higher funding costs. In addition to this, and in line with the sector as a whole, increased risk provisioning weighed on Essen Hyp's business results. Provision for possible loan losses grew by





€16m to around €64m. This figure includes the amount of €22m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact, however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation: "Having thoroughly analyzed our entire mortgage loan portfolio in terms of credit risk, we have allowed for an amount of around €33m as provision for possible loan losses in this segment, based upon conservative calculations," Mr. Schulte-Kemper reported.

**Continuous upwards development of net interest income**

According to Mr. Schulte-Kemper, the development of net interest income made a substantial contribution to the bank's positive earnings situation. "Our excellent business result is to a great extent due to the fact that net interest income grew by another €13m - or 7% - to around €196m, against €182.7m in 2001," Mr. Schulte-Kemper emphasized. He added that this development was, above all, driven by the expansion of Essen Hyp's mortgage lending activities, which generate stable interest income that is not affected by capital market developments.

**Further reduction of general operating expenses**

"We succeeded in further improving our already low cost income ratio from 13.8% to around 12.5%. This was achieved by the increase in net interest and commission income, combined with a slight decrease in general operating expenses," Mr. Schulte-Kemper reported, adding that the favorable ratio of general operating expenses and net interest and commission income is an excellent indicator of Essen Hyp's competitiveness. "Thanks to our efficiency and flexibility we are able to enter into business transactions that involve lower risks while complying with our requirements as



HYPOTHEKENBANK IN ESSEN AG

regards earnings." The defense and further strengthening of this competitive advantage is one of the key factors in the business philosophy of Essen Hyp's Board of Managing Directors.

**Slight decrease in capital market transactions**

As far as public-sector lending is concerned, new lending commitments totaled €14bn, against €17.8bn in 2001. Of this figure, loans to public-sector entities and institutions governed by public law accounted for €4bn while securities issued by other borrowers and eligible for cover totaled €10bn. In addition to this, the bank took onto its books securities issued by other borrowers not eligible for cover to the amount of €2.5bn, a decrease of €1.6bn compared to 2001. In total, new lending commitments thus came to around €16.5bn, against €21.9bn in the previous year. Mr. Schulte-Kemper explained that Essen Hyp deliberately scaled down its activities in its core business segment, public-sector lending, as increased funding costs led to a further decline in the already low margins. Consequently the bank preferred to employ its capital in the more profitable mortgage lending segment.

**Further expansion of property financing activities**

The bank's strategic reorientation, as decided by the Board of Managing Directors in 2000, i.e. a stronger focus on mortgage lending, progressed in 2002. The total volume of new lending commitments came to €1.6bn, against €1.4bn, with equal shares of commercial and residential properties.

"In particular, the expansion of our international property financing activities makes good progress, which reflects our internationally orientated business policy," Mr. Schulte-Kemper reported. The total volume of international commercial loans came to

€400m (€91m) in 2002. €320m, i.e. the majority of this figure, relates to the United Kingdom where Essen Hyp opened a Representative Office at the beginning of 2002. France and the United States each contributed €40m. Based on the development in the UK, the bank's expectations to expand its business activities in France and the United States are particularly high. While the Representative Office in Paris will be opened in the beginning of February 2003, the U.S. Representative Office is planned to take up its work in the course of the year. "We believe that we have used the additional scope that has been made available to us, following the amendment of the German Mortgage Bank Act (*HBG*), by expanding our international mortgage lending activities in a risk-sensitive and profit-orientated way," Mr. Schulte-Kemper explained.

**Funding**

In order to refinance its lending activities, Essen Hyp issued bonds totaling €21.2bn (€31.2bn) in 2002. The bank also made use of its Commercial Paper Program to meet its short-term funding requirements. Drawings under this program totaled €10.2bn (€9.9bn). "In view of the spread widenings in the Jumbo segment that are not justified due to the excellent *Pfandbrief* ratings, we have decided to issue small-volume *Pfandbriefe*, which are tailored to our investors' specific requirements," Mr. Schulte-Kemper reported. As a result, the bank's funding costs were clearly reduced. Essen Hyp plans to make further use of this funding instrument in 2003. The bank's efforts to place small-volume *Pfandbriefe* will be accompanied by more than 20 roadshow presentations in various German cities, plus a number of investor meetings all across Germany in January and February 2003. Essen Hyp's belief that public relations should not be seen as a 'necessary evil' but as an opportunity is underlined by the fact that the bank not only plans further roadshows all across Europe, in the United States and in Asia, but will also host the 3rd International Capital Market Conference in Essen from July 10-12, 2003. Against the background of the previous Capital Market Conferences, Essen Hyp hopes to welcome more than 300 participants from all across the world.



HYPOTHEKENBANK IN ESSEN AG

**Future prospects**

"The successful business performance in 2002, the bank's standing on the national and international capital markets, its strong position in the public-sector and mortgage lending business and its excellent cost structure form the basis for a successful business year 2003, at the end of which we hope to see a return on equity after tax of more than 14%," Mr. Schulte-Kemper explained.

However, the forecasts on future economic development are less optimistic. "The Board of Managing Directors of Essen Hyp expects the ECB to further reduce interest rates. However, these rate cuts will not result in a perceivable economic recovery in the euro area in the medium term. Against this background we forecast that interest rates in the euro area will maintain their low level over a longer period of time." This outlook by Mr. Schulte-Kemper marked the end of his report on Essen Hyp's preliminary business figures for the financial year 2002.

## Order Service

These items are available:

- [ ] Press Release December 31,2002 English
- [ ] Interim Report September 30,2002 English
- [ ] Interim Report September 30,2002 German
- [ ] Annual Report 2001 English
- [ ] Annual Report 2001 German
- [ ] Annual Report 2000 English
- [ ] Annual Report 2000 German
- [ ] Annual Report 1999 English
- [ ] Annual Report 1999 German
- [ ] Annual Report 1998 English
- [ ] Annual Report 1998 German

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## Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

Departments/Activities

- Treasury
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Availability:

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## Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

### What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

### Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

### Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

### Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

### Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of

course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

---

## International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue Pfandbriefe and thus benefits from excellent funding opportunities.

### Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

### Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners

Back | Search | FAQ | German Website | Print | Sitemap

## International Property Financing

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue Pfandbriefe and thus benefits from excellent funding opportunities.

### Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

### Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners

# International Property Financing

Borrower-specific financing structures

**Borrower-specific financing structures.**
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

## International Property Financing

Specialist knowledge

**Quality is the key to success.**
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

## International Property Financing

Your contact partners

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



Rainer Polenz

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## About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

- 10 successful years in retrospect
- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

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## Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

| Figures in Euro m, year-end balance *) | 1987 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | |
| Mortgage loans | 108 | 1,363 | 1,331 | 1,295 | 1,386 | 1,565 | 1,715 | 1,827 | 1,841 | 2,271 | 3,003 |
| Public-sector loans | 603 | 6,607 | 7,409 | 8,282 | 13,505 | 21,675 | 29,389 | 35,873 | 39,810 | 36,097 | 36,841 |
| Bonds and notes **) | 31 | 461 | 589 | 976 | 2,142 | 1,022 | 2,689 | 5,918 | 10,701 | 16,493 | 24,349 |
| Other claims | 0 | 377 | 460 | 491 | 174 | 461 | 672 | 888 | 1,591 | 2,415 | 2,703 |
| **Bonds and notes issued:** | | | | | | | | | | | |
| Mortgage Pfandbriefe | 39 | 867 | 917 | 869 | 977 | 1,176 | 1,219 | 1,087 | 1,078 | 1,272 | 1,305 |
| Public-sector Pfandbriefe | 819 | 6,436 | 8,007 | 8,960 | 14,160 | 21,438 | 30,077 | 38,684 | 48,379 | 47,015 | 54,519 |
| Other bonds and notes / other liabilities | 0 | 1,136 | 1,103 | 1,316 | 2,031 | 2,192 | 3,418 | 4,872 | 5,281 | 9,170 | 12,182 |
| **New lending commitments:** | | | | | | | | | | | |
| Mortgage loans | 135 | 548 | 289 | 166 | 329 | 427 | 266 | 415 | 574 | 1,216 | 1,366 |
| Public-sector loans | 875 | 2,243 | 2,492 | 2,735 | 8,719 | 10,124 | 14,238 | 14,856 | 16,706 | 13,714 | 5,297 |
| Bonds and notes**) | 31 | 161 | 177 | 438 | 1,547 | 1,306 | 2,907 | 4,518 | 6,771 | 12,494 | 16,632 |
| **Capital and reserves:** | | | | | | | | | | | |
| Subscribed capital and reserves***) | 41 | 126 | 141 | 157 | 260 | 265 | 311 | 377 | 454 | 426 | 554 |
| Profit-sharing capital | 0 | 15 | 31 | 36 | 54 | 54 | 129 | 187 | 243 | 255 | 279 |
| Subordinated liabilities | 0 | 0 | 33 | 33 | 130 | 130 | 155 | 189 | 244 | 244 | 298 |
| **Balance-sheet total:** | 1,103 | 8,670 | 10,336 | 11,441 | 17,734 | 25,393 | 35,471 | 45,596 | 55,905 | 58,771 | 69,553 |
| **Net interest and commission income:** | 5.0 | 27.6 | 35.9 | 48.9 | 74.3 | 98.9 | 125.8 | 149.9 | 168.6 | 161.2 | 170.9 |
| **General operating expenses:** | | | | | | | | | | | |
| Personnel expenses | 0.8 | 4.9 | 4.5 | 5.0 | 6.2 | 6.9 | 8.4 | 8.0 | 9.3 | 9.8 | 10.6 |
| Other administrative expenses | 0.7 | 2.6 | 2.4 | 2.6 | 3.7 | 4.6 | 5.9 | 7.1 | 8.2 | 8.9 | 9.5 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 3.2 | 3.4 | 1.9 | 3.3 | 2.2 | 1.6 | 1.5 | 3.2 | 3.5 | 3.4 |
| **Operating result:** | 5.1 | 18.7 | 36.3 | 23.9 | 42.0 | 55.5 | 78.4 | 105.7 | 120.2 | 98.5 | 108.1 |
| **Net income for the year:** | 3.1 | 10.9 | 17.3 | 13.1 | 20.5 | 26.9 | 38.7 | 53.0 | 64.8 | 66.7 | 72.3 |
| **Allocation to revenue reserves:** | 3.1 | 3.6 | 5.1 | 0 | 5.1 | 5.1 | 15.3 | 25.6 | 33.2 | 0 | 0.0 |
| **Total distribution:** | 0.0 | 7.4 | 12.2 | 13.1 | 15.3 | 21.8 | 23.3 | 27.4 | 31.6 | 66.7 | 72.3 |

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

## About Us

### Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

## About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

## About Us

Trustees

## About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Wolfgang Schuppli
Deputy Chairman;
Lawyer, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

Dr. Eric Strutz
Executive Vice President,
Commerzbank AG, Frankfurt/Main

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## About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. Dr. Paul Klemmer,
Sprockhövel

Uwe Kruschinski
Member of the Board of Managing Directors, Hamburgische Landesbank-Girozentrale, Hamburg

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Berta Schuppli
Graduate Economist, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

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## About Us

Our Branches and Offices

### Head Office

**Essen**
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

### Lending Offices

**Berlin**
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

**Munich**
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

**Frankfurt**
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

**Hamburg**
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

### Representative Offices

**Brussels**
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

**Leipzig**
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

**London**
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

**Paris**
9,avenue de Friedland
75008 Paris
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

### Liaison Offices

**New York**
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

**Tokyo**
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

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## About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Agency (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

**Public Relations**
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

**Support Office of the Board of Managing Directors**
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

**Board of Managing Directors**
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims, legal charges and other securities.

**This website has been designed by:**

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de

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## Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

**Those who trust in themselves have future!** This was our conviction when f Hypothekenbank in Essen AG in 1987 - and all skeptics, and despite the fact th mortgage bank to be founded dated ba years. We took the projected difficultie needed to be overcome. The belief in a good idea has always been our greatest

**Hard work is the key to success.** However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to fin partners who have the courage to explore new shores and who trust in our wor like to thank you very much for your commitment, which has been a key factor success. It was not least due to your support that we have become the second l Jumbos and Globals in Germany and succeeded in capturing a market share of the past 15 years.

**Striving for success is important, but it is even more important never to f come from.** To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decade established and cultivated contacts all over the world.

**Even though we were right from the beginning confident that we would p bank into practice, the success of the project by far exceeded our expecta** Hyp enjoys an excellent standing on the global Pfandbrief markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.

Hubert Schulte-Kemper

Hubert Schulte-Kemper

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